SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated January 8,  2004

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒             Form 40-F  ☐

Enclosures:

1.                                                                   Nokia Press Release dated January 8, 2004 and titled:

Nokia fourth quarter 2003 sales and profitability to exceed its guidance: Stronger than expected Q4 will result in pro forma EPS (diluted) of EUR 0.28 - 0.29

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 8, 2004		Nokia Corporation

	By:	/s/ Ursula Ranin
		Name:	Ursula Ranin
		Title:	Vice President, General Counsel

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PRESS RELEASE

January 8, 2004

Nokia fourth quarter 2003 sales and profitability to exceed its guidance:

Stronger than expected Q4 will result in pro forma EPS (diluted) of EUR 0.28 - 0.29

Nokia today announced that it exceeded its sales and profit guidance for the fourth quarter of 2003.

Nokia Networks sales in the fourth quarter of 2003 were significantly higher than estimated and reached approximately EUR 1.7 billion (versus the previous guidance of EUR 1.4 billion). In addition to seasonality, this reflected stronger than expected year-end operator investments. Combined with a favorable product mix, this resulted in an exceptionally strong pro forma operating margin of approximately 12% (versus the guidance of pro forma operating profit to reach breakeven) in the fourth quarter 2003.

Nokia Mobile Phones sales in the fourth quarter of 2003 increased to approximately EUR 7 billion, up 4% year on year (versus the previous guidance of flat to slightly up) due to better than expected market development leading to strong Nokia unit volumes. Due to this and a favorable product mix, Nokia Mobile Phones’ pro forma operating margin continued at the excellent level of between 24% and 25% for the quarter. At the moment, Nokia is not in a position to comment on overall mobile industry volume growth for the fourth quarter 2003. However, Nokia Mobile Phones’ fourth quarter unit volumes were 55.3 million.

Total Nokia Group sales in the fourth quarter of 2003 were approximately EUR 8.8 billion, about the same level as in the previous year. The company now estimates that fourth quarter 2003 pro forma EPS (diluted) will be EUR 0.28 - 0.29 (versus the pro forma EPS (diluted) guidance of EUR 0.21 - 0.23) and that reported EPS (diluted) will be EUR 0.24 -0.25 (versus the reported EPS (diluted) guidance of EUR 0.20 - 0.22). The reported fourth quarter EPS (diluted) was negatively impacted by a goodwill impairment related to Nokia Networks.

“I’m pleased to report that Nokia achieved excellent fourth quarter results”, said Jorma Ollila, Chairman and CEO of Nokia. “The strong seasonal development in both Nokia Mobile Phones and Nokia Networks exceeded even our own expectations. High volumes and an excellent mix in Nokia Mobile Phones delivered healthy sales and an average selling price that was up sequentially. Nokia Networks results were impacted by stronger than expected year-end operator investments and product mix which resulted in much stronger than expected sales and stronger than expected operating profits.”

Nokia will report the fourth quarter and the full year 2003 on January 22, 2004.

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding A) the timing of product deliveries; B) our ability to develop and implement new products and technologies; C) expectations regarding market growth and developments; D) expectations for growth and profitability; and E) statements preceded by “believe,” “expect,” “anticipate,” “foresee” or similar expressions, are forward-looking statements. Because these statements involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) developments in the mobile communications market including the continued development of the mobile phone replacement market and the timing and success of the roll-out of new products and solutions based on 3G and subsequent new technologies; 2) demand for our products and solutions; 3) the development of the mobile software and services market in general; 4) the availability of new products and services by network operators; 5) market acceptance of new products and service introductions; 6) the intensity of competition in the mobile communications market and changes in the competitive landscape; 7) the impact of changes in technology; 8) general economic conditions globally and in our most important markets; 9) pricing pressures; 10) consolidation

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or other structural changes in the mobile communications market; 11) the success and financial condition of the Company’s partners, suppliers and customers; 12) the management of the Company’s customer financing exposure; 13) the success of our product development; 14) our success in maintaining efficient manufacturing and logistics as well as high product quality; 15) the ability of the Company to source quality components and research and development without interruption and at acceptable prices; 16) our ability to have access to the complex technology involving patents and other intellectual property rights included in our products and solutions; 17) inventory management risks resulting from shifts in market demand; 18) fluctuations in exchange rates, including, in particular, the fluctuations between the euro, which is our reporting currency, and the US dollar and the Japanese yen; 19) the impact of changes in government policies, laws or regulations; as well as 20) the risk factors specified on pages 11 to 18 of the Company’s Form 20-F for the year ended December 31, 2002.

For more information - Media and Investor Contacts:

Corporate Communications, tel. +358 7180 34495 or +358 7180 34900

Investor Relations Europe, tel. +358 7180 34289

Investor Relations US, tel. +1 972 894 4880

www.nokia.com

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